Exhibit 1.01
Reporting Period: January 1 to December 31, 2021
Fossil Group, Inc.
This is the Conflict Minerals Report of Fossil Group, Inc. (references to “Fossil”, “we” and “our” refer to Fossil Group, Inc. together with all of its subsidiaries) for calendar year 2021 provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this report, unless otherwise defined herein. Rule 13p-1 imposes certain reporting obligations on Securities and Exchange Commission (the “SEC”) registrants who manufacture or contract to manufacture products containing conflict minerals, which are necessary to the functionality or production of their products.
We place great importance on the responsible procurement of minerals throughout our entire supply chain worldwide. The process of mining minerals from conflict zones in Africa – including the Democratic Republic of Congo and its neighboring countries (“covered countries”) – has been identified as contributing to human rights violations, such as child labor and sexual abuse. Profits from mining operations in these regions have been linked to the source of funds for armed groups, fueling further conflict and violence in the regions. In 2010, The United States Congress passed a bill defining “conflict minerals” as four major minerals often mined in conflict zones: tantalum, tin, tungsten and gold (known as “3TG minerals”). Under Rule 13p-1, we must submit a Form SD and undertake an inquiry (a “reasonable country of origin inquiry” or “RCOI”) to determine whether there is any reason to believe that the 3TG minerals used in our products may have originated from sources within the covered countries or whether such minerals came from recycled or scrap sources. If, following the RCOI, there is any reason to believe that any of the conflict minerals in our production and supply chains may have originated in the covered countries, or if we are unable to determine the country of origin for those conflict minerals, then we must exercise due diligence on the conflict minerals’ source and chain of custody. This report, which is posted on our website at www.fossilgroup.com/compliance/conflict-minerals, describes our due diligence measures.
Background
We design, develop, market and distribute fashion accessories, including belts, handbags, jewelry, small leather goods, and smart and traditional watches.
a. Watch products – We offer an extensive line of branded lifestyle watches. We manufacture watches and smart watches under our proprietary brands. We also have entered into multi-year, worldwide exclusive license agreements for the manufacture, distribution and sale of watches and smart watches bearing the brand names of certain globally recognized fashion companies. We also design and arrange manufacturing of certain retailers’ private label watches or as premium and incentive items for use in various corporate events.
b. Fashion accessories – We have developed a line of fashion accessories for both men and women, including belts, handbags, jewelry, and small leather goods. We also have a third party licensee that manufactures, markets and distributes sunglasses and prescription eye glass frames under the FOSSIL brand. We also market and distribute those sunglasses.
c. Supply chain - We work with independent factories and component suppliers to produce our finished products. The vast majority of our products are sourced internationally, with most product sourcing coordinated through our Hong Kong subsidiary. Based on inquiries into our supply chain, we know that some of our products contain 3TG minerals. Our manufacturing agreements with our component parts and finished good suppliers obligates our suppliers to provide us with information requested related to the source of any conflict minerals used in the production of products they supply to us and to use their best efforts to obtain such information from all of their subcontractors and sub-suppliers.
We have established a Conflict Minerals Policy, which can be viewed at: http://www.fossilgroup.com/responsibility/conflict-minerals/.
As noted in our Conflict Minerals Policy we:
•Work closely with our suppliers to determine the potential use of 3TG minerals in our supply chain and, when appropriate, work with these suppliers to remediate issues and source more responsibly.
•Expect suppliers who use 3TG minerals to conduct the necessary inquiry and, where appropriate, perform additional due diligence to provide us with confirmation of the source of the materials used in their process and ultimately present in our products.
•Encourage our suppliers to advocate and actively engage our philosophy of sourcing 3TG minerals from socially responsible suppliers, including conflict-free mines in the Democratic Republic of Congo region.
A number of factors continue to impact our ability to achieve our goal of ensuring that the sourcing of all 3TG minerals in our products does not indirectly fund conflict:
•The majority of our suppliers are not companies that are publicly traded in the United States and thus are not directly required to comply with the SEC conflict minerals reporting requirements.
•The nature and complexity of our supply chain makes it difficult to navigate down to the smelter level. Many of the minerals in question may be three or more levels removed from the suppliers with whom we interact. Our watch products in particular contain a large number of components and material that can be sourced from multiple and varied sources.
•Most of our suppliers respond to the survey with company level declarations rather than product level declarations. Therefore, we do not know if the disclosures relate specifically to product they make for us.
Despite these challenges, we take the task of understanding the source of our 3TG minerals seriously and are working toward our goal of avoiding the potential inadvertent funding of conflict.
We set forth below a summary of the actions we have taken to identify the source of 3TG minerals in our supply chain.

I. Description of Fossil’s Reasonable Country of Origin Inquiry (“RCOI”)
a. Our Conflict Minerals Program
Our Conflict Minerals initiative is managed by our Vice President – Chief Audit and Compliance Officer and our Supplier Compliance team. The complexity of our products and use of 3TG minerals within those products vary significantly across our portfolio of products. We engaged third party experts to assist us in the design and execution of our Conflict Minerals program, and have continued to follow their program design. We also utilized a specialized software program to assist us in implementing our Conflict Minerals program.
b. RCOI Process and Results
We have conducted a detailed analysis of our product portfolio and product specifications to identify those products that may contain 3TG minerals. We then identified the tier 1 suppliers (those that supply us directly) who provide us with the products so identified. We also identified tier 2 suppliers (those that supply our tier 1 suppliers) as high risk for 3TG minerals exposure if they supplied items likely to contain 3TG minerals based on previous product testing results and known material exposure. Collectively, these tier 1 and high risk tier 2 suppliers comprise our “in-scope suppliers” to whom we sent RCOI surveys.
 We conduct training annually for new in-scope suppliers and suppliers with undeterminable smelters in previous year’s reporting, with the majority of this training conducted virtually (due to the COVID-19 pandemic). The training covered what Conflict Minerals are, our regulatory obligations, what our policy is, and what steps our suppliers need to take to enable us to comply with our obligations. The training also encouraged our suppliers to comply with our policy. We believe that virtual training enabled effective dialog both internally and with our suppliers, leading to a better understanding of supplier obligations and our expectations.
Our RCOI survey is based on the template (v6.1) developed by the Responsible Business Alliance Global e-Sustainability Initiative (RBA/GeSi). We also included additional questions that help meet our Conflict Minerals objectives. Surveys were sent to all in scope suppliers. We received surveys back from suppliers comprising more than 99.95% of our annual direct material spend with suppliers. We conducted relevant follow up on survey gaps such as incomplete survey answers or inconsistencies in the responses. For example, we requested clarifications, additional information or other information as was deemed necessary after review of the initial survey results. Additionally, as provided by suppliers, we received supporting documents proving chain of custody down to the smelter for a majority of our survey respondents. For those in-scope and applicable suppliers claiming no 3TG minerals in their products, test reports from third party laboratories were required to certify the claim.
As a result of our RCOI, we received the names of 458 smelters. Of those 458 identified smelters, 240 are Conflict Free Smelter (“CFS”) program certified, 18 smelters are active on the CFS list and pending conflict free certification, and 200 are not actively participating in an independent third party audit program. However, for all of these 200 smelters not actively participating in an independent third party audit program, our suppliers reported that 3TG was not being supplied from covered countries. Seven suppliers identified that they use 3TG minerals, but did not identify a smelter.
c. RCOI Conclusion

We know that some of our products contain tantalum, tin, tungsten and/or gold that is necessary in the production of those products. As a result of our RCOI, we have reason to believe that some of our necessary conflict minerals (tantalum, tin, tungsten and gold) originated or may have originated in the covered countries. We are also unable to determine the country of origin for all of the conflict minerals used in our products. For these reasons, we must exercise due diligence on the conflict minerals’ source and chain of custody and are required under Rule 13p-1 to submit this report as an exhibit to our Form SD.
II. Due Diligence Design
We have used the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidelines, 3rd edition, 2016 and related supplements for 3T and gold as a framework to help us create our due diligence program. The Program provides a 5-step framework for risk-based due diligence in the mineral supply chain.
Due Diligence Performed
1) Establish strong company management systems:
•We maintain a Conflict Minerals Policy that guides our overall program.

•We conduct training annually for new in-scope suppliers and suppliers with undeterminable smelters in previous year’s reporting.

•We maintain agreements with our in-scope suppliers that include language related to reporting on the source of 3TG minerals.

•We maintain an advisory team consisting of representatives from our Legal and Supplier Compliance Departments, which is led by our Vice President – Chief Audit and Compliance Officer.

•We maintain a conflict minerals core team to execute our program.

•We utilize a conflict minerals reporting software that maintains conflict minerals related due diligence documents, including, but not limited to in-scope suppliers’ responses to our RCOI survey.
•We have implemented mechanisms for employees, suppliers and other interested parties to report violations of our policies, including our Conflict Minerals Policy.
2) Identify and assess risk in the supply chain:
•We sent in-scope suppliers surveys asking for information about the supply chain used to source any 3TG minerals in products supplied to us.
•We identified sourcing and supplier red flags to look for within the survey responses.

•We followed up with suppliers on incomplete or inconsistent responses or responses with red flags.
3) Design and implement a strategy to respond to identified risks:
•We maintain a risk mitigation plan to respond to suppliers sourcing 3TG minerals from undeterminable or conflict sources.
4) Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:
•We rely on certifications from the Responsible Minerals Initiative (RMI), the London Bullion Market Association, the Responsible Jewellery Council and the Tungsten Industry – Conflict Minerals Council for identified smelters. These organizations audit smelters and provide certification on the conflict status of those smelters.
5) Report on supply chain due diligence:
•We filed this Conflict Minerals Report with the SEC.
III. Other Required Disclosures
a. Efforts to determine the mine or location of origin.
Our RCOI and Due Diligence descriptions above represent our best efforts to gather the information necessary to determine the mine or location of origin for the conflict minerals in our products. Given our position as a downstream purchaser of fully assembled products, we have determined that requesting that our suppliers complete a survey and provide information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines and locations of origin of the 3TG in our supply chain. However, due to the lack of complete information, we are unable to determine and describe all facilities used to process the 3TG used in our products or the mine or country of origin of such 3TG.
b. Description of facilities used to process Conflict Minerals in our products, to the extent known.
We received the names of 458 smelters, operating in various countries, from our suppliers. Fossil has no reason to believe that any of these 458 smelters directly or indirectly finance armed groups in the covered countries. Of the 458 smelters identified by our suppliers during our 2021 Due Diligence and RCOI, 86 may have sourced from mines in covered countries. All 86 were identified by movement suppliers. Of these 86, all are CFS program certified.
c. The following are steps we have taken, or will take as required, to mitigate the risk that 3TG minerals found in our products are being used to fund conflict:
a. Continued training of our suppliers related to our Conflict Mineral Policy and our expectations about responsible sourcing of 3TG minerals.

b. Engage with suppliers found to be sourcing from smelters or refineries that are not certified as conflict-free or which have otherwise been identified as high risk.
c. Enforcement of contractual terms with suppliers.
d. Continued reliance on CFS certifications.
Certain statements contained herein that are not historical facts, including future plans related to sourcing, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: changes in product categories, extension of existing product lines, addition of new brands, changes in our selected suppliers, changes in our supplier’s supply chain, acquisitions, alterations to materials used, changes in product design, as well as the risks and uncertainties set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2022 filed with the SEC.